UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news.

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcements to the Indian stock exchanges:

We invite reference to our letter dated March 27, 2024 informing you that, at the meeting of Equity Shareholders of ICICI Bank Limited (“the Bank”) held on March 27, 2024 and convened pursuant to the order passed by the Hon’ble National Company Law Tribunal (“NCLT”), Ahmedabad Bench, the resolution for scheme of arrangement for delisting the equity shares of ICICI Securities Limited (“ICICI Securities”) was passed by requisite statutory majority.

Petition for approval of the scheme is listed for hearing before NCLT, Ahmedabad Bench as required under the applicable regulations. Pursuant to the scheme, subject to approval of the NCLT, ICICI Securities will become a wholly owned subsidiary of the Bank.

The Bank is in receipt of email intimation from NCLT (received on April 27, 2024 at 9:55 p.m.) intimating that certain shareholders have e-filed an application before the NCLT, Principal Bench at New Delhi seeking directions in relation to the subject matter of the aforementioned scheme. Appropriate representation shall be made by the Bank in relation to the application.

We request you to take note of the above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: April 28, 2024	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary